Exhibit 99.1

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	January 21, 2011

Underground Drilling Intercepts 14.62 Metres Grading 363 Grams Per Tonne Silver, 2.45 % Lead and 4.80 % Zinc, Including 1.5m at 1,960 g/t Ag, 13.25 % Pb, & 27.1 % Zn on S7-1 Vein at the Ying Mine

VANCOUVER, BRITISH COLUMBIA, CANADA – January 21, 2011 – Silvercorp Metals Inc. ("Silvercorp”) is pleased to report drill results on the S7-1 Vein, part of its 2010 underground diamond drilling program at the Ying Mine, Ying Mining District, Henan Province, China. The 2010 underground drill program at the Ying Mine intended to investigate down dip extensions of several major production veins (e.g. S16W, S14, S7, S21, and S8) and to drill laterally to define new veins or under-explored veins near these major production veins. Due to delays in excavating drill pads at the 260 metre (m) elevation level tunnel (lowest level in the mine), drilling down dip was limited. The Company instead focused on drilling laterally on those previously known but less explored veins from tunnels above the 260m elevation level.

The 2010 drill program was successful in further defining the S7-1 vein (a branch of the S7 vein), increasing its known extension from 1,400 to 2,000 metres in strike length, and to a depth of 620 metres down dip, to the 200m elevation level. Numerous high grade pockets were discovered in the S7-1 vein which will be subject to further detailed in-fill drilling in 2011. It is expected that these high grade pockets will add resource/reserve that will either extend the Ying mine life or increase current mining capacity as these pockets are close to the existing mining tunnels and can be quickly developed into mining stopes.

A total of 21,199 metres in 80 holes with a drilling spacing of 400 by 200 metres to 200 by 100 metres were drilled on the S7-1 vein during the 2010 drilling program. Thirty six holes hit significant mineralization with their assay results listed in Table 1. The rest of the holes intercepted the S7-1 structure without significant mineralization and are not listed. The highlights of the drilling results of the S7-1 vein are as follows:

  Hole ZK9B06 intersected a 14.62 metre interval grading 363 g/t Ag, 2.45% Pb, and 4.80% Zn at the 428m elevation level, including 1.5 metre of 1,960 g/t Ag, 13.25% Pb, and 27.06% Zn;

  Hole ZK4010 intersected 3.28 metres grading 464 g/t Ag, 7.93% Pb, and 1.18% Zn at the 421m elevation level, including 0.45 metres of massive galena that contains 2,331 g/t Ag, 50.01% Pb, and 6.21% Zn;

  Hole ZK4012 intersected 1.63 metres grading 629 g/t Ag, 12.13% Pb, and 0.95% Zn at the 330m elevation level, including 0.40 metres of massive galena grading 1,405 g/t Ag, 48.34% Pb, and 3.57% Zn;

  Hole ZK4B11 intersected 0.35 metres grading 1,912 g/t Ag, 40.60% Pb, and 1.91% Zn at the 365m elevation level;

  Hole ZK5507 intersected 0.27 metres grading 1,397 g/t Ag, 47.29% Pb, and 3.19% Zn at the 309m elevation level; and

  Hole ZK6308 intercepted 2.30 metres grading 484 g/t Ag, 5.64% Pb, and 1.58% Zn at the 435m elevation level, including 0.25 metres grading 2,179 g/t Ag, 48.58% Pb, and 13.11% Zn.

Silvercorp has planned 20,000 metres of in-fill underground diamond drilling on the S7-1 vein in 2011 at a drill spacing of 100 by 100 metres to further define several newly discovered high grade pockets and to further test its down dip extension.

Table 1: Drill Hole Assay Results:

Drill Hole	Intersection		Interval ( m)	Elevation (m)	Ag (g/t)	Pb (%)	Zn (%)	Distance to South of CM103 (m)
	from (m)	to (m)
ZK1011	254.12	254.42	0.30	404	166	18.80	44.92	180
ZK1221	87.52	87.77	0.25	527	100	3.75	4.96	160
ZK1225	357.85	358.20	0.35	300	213	1.00	0.36	90
ZK13B02	205.35	206.27	0.92	573	295	1.86	17.43	1343
ZK1433	383.67	384.98	1.31	198	290	5.80	1.84	-27
ZK14A02	201.71	201.87	0.16	393	845	2.40	7.05	40
ZK14A08	115.25	115.9	0.65	605	110	1.96	20.09	43
ZK15B05	178.22	179.74	1.52	497	922	18.76	4.15	1422
ZK17A02	245.67	247.52	1.85	440	415	2.94	1.65	1479
ZK1903	158.65	159.80	1.15	564	605	1.70	8.92	1673
ZK1907	305.9	306.20	0.30	374	986	1.25	7.03	1686
ZK19A02	95.74	96.27	0.53	525	678	12.34	2.98	1619
ZK4B09	176.42	176.83	0.41	446	169	1.92	10.41	479
ZK4B11	248.34	248.69	0.35	365	1912	40.60	1.91	495
ZK5107	187.52	187.82	0.30	401	254	33.68	1.86	448
ZK5108	343.16	344.16	1.00	246	824	36.40	0.84	433
ZK5205	173.61	174.31	0.70	411	106	2.88	1.93	289
ZK5206	324.32	324.87	0.55	261	430	11.64	0.21	274
ZK5504	110.75	110.96	0.21	482	197	0.46	12.36	492
ZK5507	277.61	277.88	0.27	309	1397	47.29	3.19	506
ZK5509	368.96	369.76	0.80	210	254	19.34	10.90	492
ZK5510	219.7	220.00	0.30	377	333	26.97	1.58	525
ZK5513	217.64	220.77	3.13	548	306	0.53	3.58	600
ZK605	180.45	181.3	0.85	420	166	6.08	1.21	380
ZK606	235.42	235.69	0.27	352	217	24.59	0.22	380
ZK6608	52.7	52.80	0.10	527	597	12.81	0.35	-119
ZK6713	219.44	219.72	0.28	548	205	1.44	22.17	940

ZK6B04	172.47	172.67	0.20	437	60	0.10	12.12	401
ZK6B06	189.43	190.84	1.41	405	369	1.67	1.75	400
ZK9B02	196.56	197.52	0.96	570	440	9.81	11.27	1168
ZK9B04	274.85	275.05	0.20	490	69	3.25	4.20	1165
ZK5514	96.58	96.83	0.25	179	171	8.75	20.99	514
ZK9B06	320.89	335.51	14.62	428	363	2.45	4.80	1173
Including	324.85	326.35	1.50	428	1960	13.25	27.06	1173
ZK4012	263.17	264.80	1.63	330	629	12.31	0.95	456
Including	264.40	264.80	0.40	330	1405	48.34	3.57	456
ZK4010	176.26	179.54	3.28	421	464	7.93	1.18	445
Including	176.77	177.22	0.45	423	2331	50.01	6.21	445
ZK6308	306.60	308.90	2.30	435	484	5.64	1.58	930
Including	306.60	306.85	0.25	435	2179	48.58	13.11	930

Drill hole collars and longitudinal of the S7-1 vein are available on the Company’s website www.silvercorp.ca.

Quality Control

Drill cores are NQ size and drill core samples were taken from sawn half core limited by apparent massive galena sheet contact or shear/alteration contact.

The Company maintains a quality control program to ensure best practice in sampling and analysis of the drill core samples. The samples are shipped directly in securely sealed bags to the Analytical Lab of Henan Non-Ferrous Metals Geological and Exploitation Institute in Zhengzhou, located 225 km by road northeast of the Ying Mine.

The sample preparation consists of drying, crushing, and splitting of the sample to 250 grams, then the sample is pulverized to 200 mesh. Two acid digestion and an AA finish for lead and zinc are utilized on a 0.5 gram sample. Titration is utilized as a modified process for higher grade materials. Silver is also analyzed using a two acid digestion and AA finish on a 0.5 gram sample. The lab utilizes a QA/QC system of duplicates, replicates and Standards.

Myles Gao, P.Geo, is the Qualified Person on the project under NI 43-101.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc Project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP Gold-lead-Zinc Project in Hunan Province. In Canada, Silvercorp is in preparation of applying for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.